Exhibit 99.5

13 February 2018

CONSENT of QUALIFIED PERSON

I, Paul Matthews, do hereby consent to the public filing of the technical report titled National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018), prepared for Caledonia Mining Corporation Plc and dated 13 February 2018.

Yours Sincerely

Paul Matthews

Mineral Resource Manager

Caledonia Mining South Africa Proprietary Limited

Caledonia Mining South Africa Proprietary Limited

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